Exhibit 99.2

NICE Named a Digital Market Leader in 2022 Opus Research Conversational
Intelligence Intelliview Report

NICE leads on both Conversational Intelligence Intelliview and Conversation Intelligence for CX and EX—
positioned highest for Business Impact/Vision and Product Completeness

Hoboken, N.J., February 15, 2023 – NICE (Nasdaq: NICE) today announced that Opus Research has named NICE a market leader in Conversational Intelligence in its 2022 Opus Research Conversational Intelligence Intelliview Report. In this report, Opus Research seeks to learn and assess how select solution providers enable businesses to apply speech and conversational analytics, natural language processing, and machine learning technologies in contact centers, marketing, and sales acceleration efforts. Opus rates NICE highest in two of three cohorts—Conversational Intelligence Intelliview and Conversation Intelligence for CX and EX, based on Business Impact/Vision and Product Completeness.

Opus Research evaluated the services and strategic potential of 15 innovative firms “who surface insights from first-party conversational data and offer technologies and solutions to help brands and businesses make the most of their Conversational Intelligence.” In the report, Opus defines “Conversational Intelligence” as the data-capture and analytic resources to improve CX, customer support, sales, and marketing. Through the power of AI and data-driven intelligence, brands are equipped to address the increasingly complex needs of the digital-first customer on any touchpoint, anywhere, anytime with ease—at pace and scale.

“NICE has distinguished itself with Enlighten AI, which derives its intelligence from the content of billions of interactions analyzed by its proprietary algorithm,” explains Dan Miller, Lead Analyst and Founder of Opus Research and one of the authors of the report. “Key differentiators include its ability to apply native AI-infused analytic resources that listen to and learn from conversations over a variety of CX platforms over time and establish feedback loops between AI and enterprise employees."

Further, Opus Research acknowledges NICE’s’ key differentiators, which include superior data, analytics, and AI capabilities; the ability to Implement Independently or with any platform, and human-level comprehension that learns and improves over time. For additional, in-depth analysis and a complimentary copy of the report, click here.

“NICE is thrilled to be named a Conversational Intelligence leader by Opus Research and recognized for our market-differentiating approach to AI for CX that operationalizes actual customer interaction data in real time,” said Barry Cooper, President, CX Division, NICE “Powered by CXone, NICE’s complete, cloud-based platform solution, our clients are already digitally transforming millions of brand interactions to optimize their end-to-end customer journeys—no matter where they begin.”

The Importance of Conversational Intelligence

Opus Research’s report confirms that successful Conversational Intelligence applications promote collaboration, accelerate sales, enhance employee productivity and job satisfaction, enable agent training, improve chatbots and intelligent assistants, and provide a defined competitive advantage.

With its proven Conversational Intelligence tools, NICE allows organizations of all sizes to combine and analyse millions of customer interactions and data to uncover and operational blind spots, increase customer satisfaction, and improve agent performance. A holistic solution unified with CXone and the NICE portfolio, NICE Conversational Intelligence delivers seamless resolution across every touchpoint, everywhere.

About Opus Research
Opus Research is a diversified advisory and analysis firm providing critical insight on software and services that support digital transformation. Opus Research is focused on the merging of intelligent assistance, NLU, machine learning, conversational AI, conversational intelligence, intelligent authentication, service automation, and digital commerce. To download the full 2022 Opus Research Conversational Intelligence Intelliview Report, go here.

About NICE
With NICE (Nasdaq: NICE), it has never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.